                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                -----------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                  SEITEL, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    816074405
                                 (CUSIP Number)

                                   CARL KRASIK
                          MELLON FINANCIAL CORPORATION
                                ONE MELLON CENTER
                            PITTSBURGH, PENNSYLVANIA
                             TELEPHONE: 412-234-5222
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  July 2, 2004
             (Date of event which requires filing of this statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

   NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

CUSIP No.  816074405
--------------------------------------------------------------------------------
(1)         NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Mellon Financial Corporation, I.R.S. No. 25-1233834
--------------------------------------------------------------------------------
(2)         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                        (a)[ ]
                        (b)[ ]

--------------------------------------------------------------------------------
(3)         SEC USE ONLY

--------------------------------------------------------------------------------
(4)         SOURCE OF FUNDS
            OO

--------------------------------------------------------------------------------
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)[ ]

--------------------------------------------------------------------------------
(6)         CITIZENSHIP OR PLACE OF ORGANIZATION
            United States of America

--------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY PERSON WITH

(7)         SOLE VOTING POWER          142,393,700

(8)         SHARED VOTING POWER        -0-

(9)         SOLE DISPOSITIVE POWER     142,393,700

(10)        SHARED DISPOSITIVE POWER   -0-

--------------------------------------------------------------------------------
(11)        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            142,393,700

--------------------------------------------------------------------------------
(12)        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES [ ]

--------------------------------------------------------------------------------
(13)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            86.1%

--------------------------------------------------------------------------------
(14)        TYPE OF REPORTING PERSON
            CO

--------------------------------------------------------------------------------

CUSIP No.  816074405
--------------------------------------------------------------------------------
(1)        NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Mellon HBV Alternative Strategies Holdings, LLC, I.R.S. No.45-1542297
--------------------------------------------------------------------------------
(2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                       (a)[ ]
                       (b)[ ]

--------------------------------------------------------------------------------
(3)        SEC USE ONLY

--------------------------------------------------------------------------------
(4)        SOURCE OF FUNDS
           OO

--------------------------------------------------------------------------------
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)[ ]

--------------------------------------------------------------------------------
(6)        CITIZENSHIP OR PLACE OF ORGANIZATION
           United States of America

--------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY PERSON WITH

(7)        SOLE VOTING POWER          142,393,700

(8)        SHARED VOTING POWER        -0-

(9)        SOLE DISPOSITIVE POWER     142,393,700

(10)       SHARED DISPOSITIVE POWER   -0-

--------------------------------------------------------------------------------
(11)       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           142,393,700

--------------------------------------------------------------------------------
(12)       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES [ ]

--------------------------------------------------------------------------------
(13)       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           86.1%

--------------------------------------------------------------------------------
(14)       TYPE OF REPORTING PERSON
           OO

--------------------------------------------------------------------------------

CUSIP No.  816074405
--------------------------------------------------------------------------------
(1)         NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Mellon HBV Alternative Strategies LLC, I.R.S. No. 13-4050836
--------------------------------------------------------------------------------
(2)         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                        (a)[ ]
                        (b)[ ]

--------------------------------------------------------------------------------
(3)         SEC USE ONLY

--------------------------------------------------------------------------------
(4)         SOURCE OF FUNDS
            OO

--------------------------------------------------------------------------------
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)[ ]

--------------------------------------------------------------------------------
(6)         CITIZENSHIP OR PLACE OF ORGANIZATION
            United States of America

--------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY PERSON WITH

(7)         SOLE VOTING POWER          142,393,700

(8)         SHARED VOTING POWER        -0-

(9)         SOLE DISPOSITIVE POWER     142,393,700

(10)        SHARED DISPOSITIVE POWER   -0-

--------------------------------------------------------------------------------
(11)        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            142,393,700

--------------------------------------------------------------------------------
(12)        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES [ ]

--------------------------------------------------------------------------------
(13)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            86.1%

--------------------------------------------------------------------------------
(14)        TYPE OF REPORTING PERSON
            IA

--------------------------------------------------------------------------------

CUSIP No.  816074405
--------------------------------------------------------------------------------
(1)         NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Mellon HBV Company, Ltd., (No I.R.S. No. - Cayman Company)
--------------------------------------------------------------------------------
(2)         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                        (a)[ ]
                        (b)[ ]

--------------------------------------------------------------------------------
(3)         SEC USE ONLY

--------------------------------------------------------------------------------
(4)         SOURCE OF FUNDS
            OO

--------------------------------------------------------------------------------
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)[ ]

--------------------------------------------------------------------------------
(6)         CITIZENSHIP OR PLACE OF ORGANIZATION
            United States of America

--------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY PERSON WITH

(7)         SOLE VOTING POWER          109,515,268

(8)         SHARED VOTING POWER    ,   -0-

(9)         SOLE DISPOSITIVE POWER     109,515,268

(10)        SHARED DISPOSITIVE POWER   -0-

--------------------------------------------------------------------------------
(11)        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            109,515,268

--------------------------------------------------------------------------------
(12)        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES [ ]

--------------------------------------------------------------------------------
(13)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            66.2%

--------------------------------------------------------------------------------
(14)        TYPE OF REPORTING PERSON
            CO

--------------------------------------------------------------------------------

CUSIP No.  816074405
--------------------------------------------------------------------------------
(1)         NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Mellon Master Multi-Strategy Fund L.P., I.R.S. No. 75-2995342
--------------------------------------------------------------------------------
(2)         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                        (a)[ ]
                        (b)[ ]

--------------------------------------------------------------------------------
(3)         SEC USE ONLY

--------------------------------------------------------------------------------
(4)         SOURCE OF FUNDS
            OO

--------------------------------------------------------------------------------
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)[ ]

--------------------------------------------------------------------------------
(6)         CITIZENSHIP OR PLACE OF ORGANIZATION
            United States of America

--------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY PERSON WITH

(7)         SOLE VOTING POWER          106,736,873

(8)         SHARED VOTING POWER        -0-

(9)         SOLE DISPOSITIVE POWER     106,736,873

(10)        SHARED DISPOSITIVE POWER   -0-

--------------------------------------------------------------------------------
(11)        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            106,736,873

--------------------------------------------------------------------------------
(12)        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES [ ]

--------------------------------------------------------------------------------
(13)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            64.5%

--------------------------------------------------------------------------------
(14)        TYPE OF REPORTING PERSON
            PN

--------------------------------------------------------------------------------

                             INTRODUCTORY STATEMENT

      This Statement is a joint filing which constitutes the initial Schedule 13D filing of Mellon Financial Corporation, Mellon HBV Alternative Strategies Holdings LLC, Mellon HBV Alternative Strategies LLC, Mellon HBV Company, Ltd. and Mellon Master Multi-Strategy Fund L.P., in each case with respect to the Common Stock (as defined below) of Seitel, Inc (the "Company").

ITEM 1. SECURITY AND ISSUER

      The title of the class of equity securities to which this Statement relates is the common stock of Seitel, Inc. (the "Common Stock"). The principal executive offices of the Company are located at 50 Briar Hollow Lane, West Building, 7th Floor, Houston, Texas 77027.

ITEM 2. IDENTITY AND BACKGROUND

      (a)   This Statement is being filed by the following entities:

            (i)   Mellon Financial Corporation. ("MFC")

            (ii)  Mellon HBV Alternative Strategies Holdings LLC ("Holdings")

            (iii) Mellon HBV Alternative Strategies LLC (the "Adviser")

            (iv)  Mellon HBV Company, Ltd. ("Limited")

            (v)   Mellon Master Multi-Strategy Fund L.P. (the "Fund")

            Holdings is a wholly owned direct subsidiary of MFC. The Adviser is a wholly owned indirect subsidiary of MFC, a wholly owned direct subsidiary of Holdings and a registered investment adviser under the Investment Advisers Act of 1940. Limited is a wholly owned indirect subsidiary of MFC and a wholly owned direct subsidiary of the Adviser. The Fund is a limited partnership which is exempt from registration as an investment company under the Investment Company Act of 1940. Limited is the general partner of the Fund. Voting and investment power over the securities reported herein as beneficially owned is exercised by the Adviser as investment adviser to the Fund and other funds which do not individually beneficially own more than 5% of the outstanding Common Stock.

      (b) Each of the entities listed in (a)(i) through (a)(v) above is hereinafter referred to individually as a "Reporting Entity." The business address of the Reporting Entities is:

            c/o Mellon Financial Corporation
            One Mellon Center
            Pittsburgh, Pennsylvania 15258

      (d) During the last five years, none of the Reporting Entities has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) During the last five years, none of the Reporting Entities has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) MFC is organized under the laws of Pennsylvania. Holdings, the Adviser, and the Fund are organized under the laws of Delaware. Limited is organized under the laws of the Cayman Islands.

      Information with respect to the executive officers and directors of the Reporting Entities is attached as Annex A and Annex B to this Schedule 13D. To the best knowledge of the persons signing this Schedule 13D, during the past five years none of such persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Funds for the purchase of shares listed herein as beneficially owned by the Fund were or will be provided from the assets of the Fund. Funds for the purchase of other shares reported as beneficially owned by the Reporting Entities were or will be provided from the assets of other funds for which the Adviser acts as investment adviser.

ITEM 4. PURPOSE OF TRANSACTION.

      Seitel, Inc. emerged from bankruptcy proceedings on July 2, 2004. As part of its new capitalization, Seitel registered (Registration No. 333-113446) 125,000,000 shares of new common stock (the "Common Stock") and 25,375,683 Common Stock purchase warrants (the "Purchase Warrants"), which were issued to its stockholders of record as of June 25, 2004. Each of the Purchase Warrants is exercisable, at 60 cents per share, for 4.926 shares of Common Stock, until they expire on August 2, 2004.

      To ensure that the Company would realize gross proceeds of $75,000,000 to the extent the Purchase Warrants are not exercised in full prior to August 2, 2004, Seitel entered into a Standby Funding Commitment Letter Agreement (the "Standby Purchase Agreement"), dated as of January 5, 2004, with HBV Alternative Strategies LLC (on behalf of the Fund and certain other funds and accounts managed by the Adviser (the "Mellon entities")). Pursuant to the Standby Purchase Agreement, the Mellon entities agreed to act as standby purchasers, and in that capacity to purchase, after the Purchase Warrants expire on or prior to August 12, 2004 (the "Guaranty Performance Date"), at 60 cents per share, all shares of Common Stock not sold upon the exercise of the Purchase Warrants. If none of the Purchase Warrants are exercised before they expire, the Mellon entities would be required to purchase all 125,000,000 shares of Common Stock for $75,000,000 in cash.

      In consideration for the standby purchase obligation, Seitel has agreed to issue 15,037,568 additional warrants to the Mellon entities on the Guaranty Performance Date (the "Standby Warrants"), which will be exercisable, at 72 cents per share (subject to adjustment upon the occurrence of certain events), through July 2, 2011.

      Under the Standby Purchase Agreement, the Adviser also was granted the right to designate 2 out of 7 directors to serve on reorganized Seitel's board of directors. The Adviser has designated Messrs. Robert J. Simon and Robert Kelley to serve on Seitel's board, effective as of July 2, 2004, when the Company emerged from Chapter 11 bankruptcy proceedings. In addition, the Adviser participated in the selection of a third director (together with the chairman of the board and the official equity committee), Mr. Randell D. Stilley, to serve as an initial director of Seitel.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

      The Reporting Entities currently have sole voting and dispositive power with respect to 2,356,132 shares of Seitel Common Stock, of which 1,766,132 shares are held by the Fund and the remaining shares are held by other funds or accounts for which the Adviser acts as investment adviser

      Pursuant to Seitel's Registration Statement and the aforementioned Standby Purchase Agreement, the Reporting Entities may acquire an additional (1) 11,606,306 shares of Seitel Common Stock upon exercise of Purchase Warrants (CUSIP NO. 816074140) issued to Mellon on July 2, 2004; (2) up to 113,393,694 shares of Seitel Common Stock on the Guaranty Performance Date; and (3) 15, 037,568 shares of Seitel Common Stock upon exercise of the Standby Warrants. Of these, the Fund may acquire an additional (1) 8,699,966 shares of Common Stock upon exercise of the Purchase Warrants, (2) up to 84,998,779 shares of Common Stock on the Guaranty Performance Date and (3) 11,271,996 shares upon exercise of the Standby Warrants.

      On July 2, 2004, Seitel issued to the Mellon entities 2,356,132 shares of new Seitel Common Stock in exchange for previously held shares. In addition, Mellon entities received 2,356,132 Purchase Warrants which, if exercised, would enable them to acquire an additional 11,606,306 shares. If all the Purchase Warrants issued to Mellon and the other shareholders of the Company were exercised, the Reporting Entities' beneficial interest in Seitel's Common Stock would remain at 9.28%. If none of the other shareholders exercise their Purchase Warrants prior to their expiration on August 2, 2004, under the Standby Purchase Agreement Mellon entities will be required to purchase an additional 113,393,694 shares of Seitel on the Guaranty Performance Date. However, even if Mellon entities are not required by Seitel to purchase any additional shares of new Seitel Common Stock under the Standby Purchase Agreement, Mellon entities will receive additional Standby Warrants to purchase 15,037,568 shares (or, on a fully diluted basis 9.10%) of Seitel Common Stock at an exercise price of 72 cents per share (subject to adjustment in certain circumstances).

      The percentages reported herein assume exercise by the Reporting Entities of the Purchase Warrants and the Standby Warrants issued to them, but no exercise by any other holder of the Purchase Warrants.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      Under the Standby Purchase Agreement, Mellon entities are entitled to certain registration rights with respect to the Seitel Common Stock and Standby Warrants. On July 2, 2004, Seitel entered into a registration rights agreement (the "RRA") with Mellon granting Mellon entities two demand registration rights and unlimited piggy-back registration rights to enable them to resell all of the Common Stock and Standby Warrants issued to them. A copy of the RRA is incorporated herein by reference as Exhibit 2.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.                         Title
-----------                         -----
    1.           Standby Funding Commitment Letter Agreement

    2.           Registration Rights Agreement

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct. This filing is signed by Mellon Financial Corporation on behalf of all Reporting Entities.

Dated: July 12, 2004

                                          MELLON FINANCIAL CORPORATION

                                          By: /s/ Carl Krasik
                                              ----------------------------------
                                          Name: Carl Krasik
                                          Title: Associate General Counsel and
                                                 Secretary

Each of the undersigned hereby authorizes Mellon Financial Corporation, in accordance with Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended (the "1934 Act"), to file, on behalf of the undersigned, any statement required to be signed by the undersigned, on Schedule 13D pursuant to Rule 13d-1 under the 1934 Act and any amendment thereto pursuant to Rule 13d-2 under the 1934 Act.

Each of the undersigned represents that it is individually eligible to use
Schedule 13D, and acknowledges its responsibility for the timely filing of such
Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such entity contained therein. However, each of the undersigned is not responsible for the completeness or accuracy of the information concerning the other entities making the filing on Schedule 13D unless such undersigned knows or has reason to believe that such information is inaccurate.

Date: July 12, 2004

MELLON HBV ALTERNATIVE STRATEGIES          MELLON HBV ALTERNATIVE STRATEGIES LLC
HOLDINGS LLC

/s/ CARL KRASIK                            /s/ CARL KRASIK
___________________________________        ___________________________________
Name:  Carl Krasik                         Name:  Carl Krasik
Title: Attorney-in-Fact                    Title: Attorney-in-Fact

MELLON HBV COMPANY LTD                     HBV MASTER MULTI-STRATEGY FUND LTD.

/s/ CARL KRASIK                            /s/ CARL KRASIK
___________________________________        ___________________________________
Name:  Carl Krasik                         Name:  Carl Krasik
Title: Attorney-in-Fact                    Title: Attorney-in-Fact

                                                                         Annex A

                       Executive Officers and Directors of
                 Mellon HBV Alternative Strategies Holdings LLC
                      Mellon HBV Alternative Strategies LLC
            and Mellon HBV Company, Ltd. (the "Mellon HBV Entities")


                                 TITLE WITH EACH
NAME AND BUSINESS ADDRESS        MELLON HBV ENTITY       PRINCIPAL OCCUPATION
William F. Harley, III           Manager/Director;       Same
c/o Mellon HBV Alternative       President
Strategies LLC
200 Park Avenue, Suite 300
New York, NY  10166-3399

Edward A. Schinik                Manager/Director;       Same
c/o Mellon HBV Alternative       Secretary, Treasurer
Strategies LLC
200 Park Avenue, Suite 300
New York, NY  10166-3399

John J. Nagorniak                Manager/Director        Consultant, Foxstone
c/o Mellon HBV Alternative                               Financial, Inc.,
Strategies LLC                                           Walpole, MA
200 Park Avenue, Suite 300                               (consulting firm)
New York, NY  10166-3399

Patrick Sheppard                 Manager/Director        Senior Vice President
c/o Mellon HBV Alternative                               and Chief Operating
Strategies LLC                                           Officer, Mellon
200 Park Avenue, Suite 300                               Institutional Asset
New York, NY  10166-3399                                 Management, Boston, MA
                                                         (investment management)

      Each of the above individuals is a citizen of the United States.

                                                                         Annex B

                       Executive Officers and Directors of
                          Mellon Financial Corporation

Directors of Mellon Financial Corporation:

DIRECTOR                       PRINCIPAL OCCUPATION
--------                       --------------------

Ruth E. Bruch                  Senior Vice President and Chief Information
                               Officer, Lucent Technologies, Inc., Murray Hill,
                               NJ (communications networking solutions)

Paul L. Cejas                  Chief Executive Officer, PLC Investments Inc.,
                               Miami Beach, FL (investment management)

Jared L. Cohon                 President, Carnegie Mellon University,
                               Pittsburgh, PA (private coeducational research university)

Steven G. Elliott              Senior Vice Chairman, Mellon Financial
                               Corporation and Mellon Bank, N.A., Pittsburgh, PA

Ira J. Gumberg                 President and Chief Executive Officer, J.J.
                               Gumberg Co., Pittsburgh, PA (real estate development and acquisition)

Edmund F. Kelly                Chairman, Liberty Mutual Group, Boston, MA
                               (insurance)

Edward J. McAniff              Of Counsel, O'Melveny & Myers, Los Angeles, CA
                               (full-service law firm)

Martin G. McGuinn              Chairman and Chief Executive Officer, Mellon
                               Financial Corporation; Chairman, President and
                               Chief Executive Officer, Mellon Bank, N.A.,
                               Pittsburgh, PA

Robert Mehrabian               Chairman, President and Chief Executive Officer,
                               Teledyne Technologies Incorporated, Los Angeles,
                               CA (advanced industrial technologies)

Seward Prosser Mellon          President and Chief Executive Officer, Richard K.
                               Mellon and Sons (investments) and Richard King
                               Mellon Foundation (Philanthropy), Ligonier, PA

Mark A. Nordenberg             Chancellor, University of Pittsburgh, Pittsburgh,
                               PA (major public research university)

James F. Orr III               Chairman, The Rockefeller Foundation, New York,
                               NY (philanthropy)

David S. Shapira               Chairman and Chief Executive Officer, Giant
                               Eagle, Inc., Pittsburgh, PA (retail grocery store chain)

William E. Strickland, Jr.     President and Chief Executive Officer, Manchester
                               Bidwell Corporation, Pittsburgh, PA (education of inner-city youth and economically disadvantaged individuals)

John P. Surma                  President and Chief Operating Officer, United
                               States Steel Corporation, Pittsburgh, PA (steel manufacturing)

Wesley W. von Schack           Chairman, President and Chief Executive Officer,
                               Energy East Corporation, Binghamton, NY (energy services company)

Executive Officers of Mellon Financial Corporation:


NAME                           PRINCIPAL OCCUPATION
----                           --------------------

Martin G. McGuinn              Chairman and Chief Executive Officer, Mellon
                               Financial Corporation; Chairman, President and
                               Chief Executive Officer, Mellon Bank, N.A.

Steven G. Elliott              Senior Vice Chairman, Mellon Financial
                               Corporation and Mellon Bank, N.A.

James D. Aramanda              Vice Chairman, Mellon Financial Corporation and
                               Mellon Bank, N.A.

Stephen E. Canter              Vice Chairman, Mellon Financial Corporation and
                               Mellon Bank, N.A.

David F. Lamere                Vice Chairman, Mellon Financial Corporation and
                               Mellon Bank, N.A.

Jeffrey L. Leininger           Vice Chairman, Mellon Financial Corporation and
                               Mellon Bank, N.A.

Ronald P. O'Hanley             Vice Chairman, Mellon Financial Corporation and
                               Mellon Bank, N.A.

James P. Palermo               Vice Chairman, Mellon Financial Corporation and
                               Mellon Bank, N.A.

Allan P. Woods                 Vice Chairman and Chief Information Officer,
                               Mellon Financial Corporation and Mellon Bank,
                               N.A.

John T. Chesko                 Vice Chairman and Chief Compliance Officer,
                               Mellon Financial Corporation and Mellon Bank,
                               N.A.

Michael A. Bryson              Chief Financial Officer, Mellon Financial
                               Corporation; EVP and Chief Financial Officer,
                               Mellon Bank, N.A.

Timothy P. Robison             Chief Risk Officer, Mellon Financial Corporation;
                               Executive Vice President and Chief Risk Officer,
                               Mellon Bank, N.A.

Leo Y. Au                      Treasurer, Mellon Financial Corporation; Senior
                               Vice President, Manager, Corporate Treasury
                               Group, Mellon Bank, N.A.

Michael K. Hughey              Senior Vice President and Controller, Mellon
                               Financial Corporation;Senior Vice President,
                               Director of Taxes and Controller, Mellon Bank,
                               N.A.


Each of the individuals listed above is a citizen of the United States of America. The business address of each individual listed above is:

c/o Mellon Financial Corporation
4826 One Mellon Center
Pittsburgh, PA  15258

                                 EXHIBIT INDEX

Exhibit
  No.                         Description and Method of Filing
1           Standby Funding Commitment Letter Agreement, incorporated by reference to the Report on Form 8-K filed by Seitel, Inc. on January
            12, 2004

2           Registration Rights Agreement, incorporated by reference to Exhibit
            4.3 to the Registration Statement on Form S-1 of Seitel, Inc. No.
            333-113446